UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Bombarda Rum USA Corp

Legal status of issuer

 Form
 Corporation

 Jurisdiction of Incorporation/Organization
 Florida

 Date of organization
 April 20, 2020

Physical address of issuer
13300 SW 98th PL, Miami, FL 33176

Website of issuer
https://bombardarum.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$728,884.01	$625,642.04
Cash & Cash Equivalents	$16,138.54	$3,369.00
Accounts Receivable	$73,835.00	$9,965.00
Short-term Debt	$410,155.01	$215,731.37
Long-term Debt	$449,150.70	$381,265.76
Revenues/Sales	$288,557.71	$197,479.20
Cost of Goods Sold	$171,629.48	$158,606.35
Taxes Paid	$2,354.87	$0.00
Net Income	-$150,564.59	-$280,796.84


April 12, 2024

FORM C-AR

Bombarda Rum USA Corp




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Bombarda Rum USA Corp, a Florida Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://bombardarum.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 12, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"

"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Bombarda Rum USA Corp (the "Company") is a Florida Corporation, formed on April 20, 2020. The Company was formerly known as Republic Brands & Imports LLC changed name to Bombarda Rum USA LLC and then our team converted the LLC to Bombarda Rum USA Corp - A Florida C Corp.

The Company is located at 13300 SW 98th PL, Miami, FL 33176.

The Company's website is https://bombardarum.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Bombarda Rum Creates Award Winning Premium Caribbean Dark Rum Blends and has 5 SKUs aged up to 22 years. Bombarda Rum is a wholesaler of rum spirits and sells our products to spirit wholesalers and distributors in North America and Europe.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business projections are only projections.
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.
Any preferred stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a longtime
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the spirits industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed.
The Company is offering Common Stock in the amount of up to$1,234,996.96 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to

the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service.
All of our current services are variants on one type of service, producing rum. Our revenues are therefore dependent upon the market for rum.

The rum market in North America is undergoing a notable transformation, characterized by a shift towards lower-priced and flavored rums, alongside a rising demand for super premium rum.
These market dynamics introduce several risk factors that impact our operations.

Increased operational costs for personnel, administration, and general expenses pose a significant risk to our profitability.
The growing expenses put pressure on our profit margin and bottom line, potentially compromising our financial stability and performance. This risk is particularly pertinent as we strive to maintain a profit margin of over 50%, necessitating stringent expense management practices.

The evolving market landscape introduces uncertainties regarding consumer preferences and demand trends.
Changes in consumer behavior could affect the success of our product offerings and potentially lead to inventory management challenges or market saturation risks.

Heightened competition within the rum industry presents a risk to our market position and brand recognition. Competing brands may introduce innovative products or aggressive pricing strategies, posing a threat to our market share and profitability.

In response to these evolving market dynamics, we've strategically adapted our product line. We've introduced three value-oriented rums—Plunder, Revenge, and Cannonball Coconut—at competitive price points to cater to changing consumer preferences. Additionally, we've unveiled three super premium rums—Sovereign 22 XO, Capitana 8 Yr, and Maravilla 8 Yr—exclusively available at Total Wine stores in South Florida. The co-branding of Capitana and Maravilla rums with the Total Wine logo positions them within the highly coveted Total Wine private barrel select category.

This strategic pivot ensures that our product offerings remain aligned with shifting consumer demand trends while reinforcing our brand recognition on the shelf. These initiatives are integral to driving sustained success and fostering the expansion of our spirit brand in a dynamic and competitive market landscape.

In conclusion, the rum market's dynamic nature poses various risks that could influence our financial performance, market positioning, and operational efficiency. However, our proactive risk management strategies, including rigorous cost controls and comprehensive market analysis, empower us to navigate these challenges effectively and sustain long-term success.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Bombarda Rum Creates Award Winning Premium Caribbean Dark Rum Blends and has 5 SKUs aged up to 22 years. Bombarda Rum is a wholesaler of rum spirits and sells our products to spirit wholesalers and distributors in North America and Europe.

Business Plan

Since 2021, Bombarda Rum, situated in Miami, FL, has operated as a wholesale producer of premium rums, distributing its products across North American and select European markets. These markets include England, Poland, Ukraine, and Belgium. The company offers a diverse range of seven rum varieties in these markets, leveraging both e-commerce platforms and on-premises establishments. Bombarda Rum's products are prominently featured on menus in select establishments and are also available at Florida's largest retail liquor chains. Notably, in the first quarter of 2024, the company expanded its distribution channels into duty-free and travel markets. Bombarda Rum continues to extend its market reach and is steadily establishing itself as a recognized premium rum brand across both continents.

History of the Business

Miriam Gilmore - personal chapter 7

Republic Brands & Imports LLC changed name to Bombarda Rum USA LLC and then our team converted the LLC to Bombarda Rum USA Corp - A Florida C Corp effective date: Feb 2022

The Company's Products and/or Services

Product / Service	Description	Current Market
Premium Caribbean Dark Rum Blends	Rum Products - Premium Blends	wholesale buyers such as retail chains, restaurants and bars - sold via distributors

Small batch rum releases for private buyers

Bombarda Rum has strategically relocated its bottling operations for North American sales from Amsterdam, Netherlands, to Tampa, FL. This move has been instrumental in reducing bottling and production costs while enhancing operational efficiency.

Competition

The Company's primary competitors are Papas Pilar, Plantation Rum, Diplomatico, Zacapa, Barcardi, Coconut Rum and Siesta Key Rum of Florida.

Bombarda Rum's packaging is more attractive, and Bombarda rum has no added sugars or additives, which we believe rum buyers prefer. Bourbon-aged rums make Bombarda's rum blends popular with bourbon and whiskey fans - a great crossover. With no added sugars, consumers who did not enjoy drinking rums before can now enjoy rums like never before.

Supply Chain and Customer Base

To further streamline operations and reduce costs, Bombarda Rum has transitioned to purchasing rum liquids directly from distilleries, eliminating the need for third-party bulk brokers. This direct sourcing approach ensures product authenticity and enhances supply chain efficiency.

Wholesale Distributors across the USA , Canada and a few select markets in Europe . Bombarda Rum has expanded its distribution network in both the USA and Europe, increasing the number of distributors to reach a wider customer base. The company has identified growth opportunities in the off-premise sector, aligning distribution strategies accordingly.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
D968223	Patent for Bottle	Bottle design	May 13, 2021	November 1, 2022	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities [as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU")]. These laws and regulations are subject to change. Additionally, the Federal Communications Commission (the "FCC") regulates cable television and satellite operators and telecommunication providers, which could affect our networks indirectly.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 13300 SW 98th PL, Miami, FL 33176

The Company has the following additional addresses: None.

The Company conducts business in All of USA, Canada, Poland, Germany, Belgium, Luxembourg, Ukraine.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

James Papagno

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

President, April 2020-Present; Founder- February 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Centennial bank, Loan Officer, December 2020-May 2021 Responsibilities: Experienced Lending officer. James is a veteran lending officer specializing in high end luxury homes. James originated loan for the bank's portfolio and worked closely with realtors, borrowers and builders during tenure at Centennial Bank. US Bank, Senior Loan Officer, January 2020-December 2020. Responsibilities: Oversees the documentation and submission process for loans.

Education

FAU - BA Marketing / Real Estate License / Mortgage Loan Officer License - Florida

Name

Michael Garcia

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

Director, Dates of Service: April 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Employer: MedEnvios Healthcare Inc Title: President CEO Dates of Service: May 2006 - Present Responsibilities: CEO - Owner and Operator and manages a staff of 70 employees. Specializes in medical care delivery with emphasis on diabetic patients. MedEnvios Healthcare is a trusted provider for more than I3 years and a leader in the direct-to-patient services industry. Since 2006, more than 100,000 satisfied customers have received supplies from our highly trained customer care representatives. MedEnvios offers quality diabetic testing supplies, urinary catheters, and more. MedEnvios Healthcare is licensed by Medicare (CMS), accredited by BOC (Board of Certification), is a member of the American Association for Homecare (AAHomecare), and maintains an A+ rating from the Better Business Bureau (BBB).

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

James Papagno

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

President, April 2020-Present; Founder- February 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Centennial bank, Loan Officer, December 2020-May 2021 Responsibilities: Experienced Lending officer. James is a veteran lending officer specializing in high end luxury homes. James originated loan for the bank's portfolio and worked closely with realtors, borrowers and builders during tenure at Centennial Bank. US Bank, Senior Loan Officer, January 2020-December 2020. Responsibilities: Oversees the documentation and submission process for loans.

Education

FAU **-** BA Marketing / Real Estate License / Mortgage Loan Officer License **-** Florida

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	31,100,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Other Material Terms or information.	

Type of security	Common Stock
Amount outstanding	16,088
Voting Rights	Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote al Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy wil terminate upon the closing of afirm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 193 covering the ofer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	

Type of security	
Amount outstanding	3,088,816
Voting Rights	Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote al Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy wil terminate upon the closing of afirm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 193 covering the ofer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Capital Ventures Inc. owned by Steve Parnell and Eagle Rock Capital LLC owned 100% by James Papagno-FC LLC
Amount outstanding	$266,376.00
Interest rate and payment schedule	7.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	December 31, 2024
Other material terms	In October and December 2020, the Company entered into two Promissory Note agreements with third parties for the respective amounts of $150,000 and $144,122. Throughout 2021, one of the investors advanced additional funds in the amount of $383,000 increasing the total promissory note agreement from $150,000 to $533,000. These notes carry an interest rate of 7% and maturity dates in December 2024. These notes are secured by the borrowers' rights and remedies allowed by law in the event of default. The total ending balance of these notes was $294,122 and $516,376 as of December 31, 2020, and 2021, respectively.

Type of debt	Line of credit
Name of creditor	First Horizon Bank
Amount outstanding	$60,000.00
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	
Name of creditor	James Papagno & Eagle Rock Capital LLC
Amount outstanding	$200,872.00
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	James Papagno, through his entity Eagle Rock Capital LLC, injected $82,000 into additional working capital. Furthermore, James Papagno financed $58,872 in unsecured debt and provided a personal guarantee for this amount, resulting in a total debt of $200,872 in 2023.

The total amount of outstanding debt of the company is $527,248.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	3,100,000		Operations	April 20, 2020	Section 4(a)(2)
Common Stock	15,888	$51,319.12	StartEngine platform fees, marketing, inventory, operations, and employment	January 18, 2023	Regulation CF
Common Stock	11,184	$33,898.50	StartEngine platform fees, marketing, inventory, operations, and employment	March 21, 2023	Regulation CF

Ownership

A majority of the company is owned by James Papagno.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
James Papagno	87.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

During the 2023 year, we want to highlight several significant challenges encountered by our organization, primarily revolving around cash flow management, sales personnel retention, and elevated logistics expenses. These challenges are largely attributed to our bottling operations based in Schiedam, Netherlands and the cost of retaining salespeople that are full time and not brokers. Despite our proactive measures to mitigate these challenges, such as initiating a capital raise through CF with Start Engine Capital, the results of this fundraising endeavor and the associated costs fell short of our expectations. Additionally, our financial strain was compounded by the necessity to meet installment payments on a loan from Capital Ventures, which was due in full. Furthermore, we had to increase borrowing to finance marketing and promotional expenses required to establish a foothold in a highly competitive market for spirit brands. Despite operating at a loss in 2023, our diligent efforts resulted in the successful restructuring and reduction of this debt by the end of the year. This initiative has played a pivotal role in easing some of the cash flow pressures we had been facing, representing a significant advancement in our financial management growth strategy and journey towards profitability.

Bombarda Rum has strategically relocated its bottling operations for North American sales from Amsterdam, Netherlands, to Tampa, FL. This move has been instrumental in reducing bottling and production costs while enhancing operational efficiency. Cost Reduction and Margin Improvement: By relocating bottling operations to Tampa, FL, Bombarda Rum has achieved significant cost reductions in both production and dry goods. This initiative has led to an average increase in product margins of 15%, strengthening the company's financial position and improving profitability. Product Line Expansion: In addition to cost-saving measures, Bombarda

Rum has expanded its product line by introducing three new SKUs and two custom private barrel releases. These new offerings complement the existing premium rum line and provide additional value products to cater to diverse consumer preferences. Direct Sourcing from Distilleries: To further streamline operations and reduce costs, Bombarda Rum has transitioned to purchasing rum liquids directly from distilleries, eliminating the need for third-party bulk brokers. This direct sourcing approach ensures product authenticity and enhances supply chain efficiency. Market Expansion and Distribution: Bombarda Rum has expanded its distribution network in both the USA and Europe, increasing the number of distributors to reach a wider customer base. The company has identified growth opportunities in the off-premises sector, aligning distribution strategies accordingly. Expansion into Travel and Duty-Free Channels: Bombarda Rum has successfully entered new travel and duty-free channels, including a rollout of a new flight board concept for Carnival Cruises. This innovative concept will be featured in select rum bars on most Carnival Cruise ships, expanding the brand's reach to more than 3 million travelers. Conclusion: The relocation of bottling operations, cost-saving initiatives, product line expansion, strategic distribution efforts, and entry into travel and duty-free channels have collectively contributed to lower costs, improved margins, and enhanced profitability for Bombarda Rum. These measures position the company for sustained growth and success in the competitive rum market.

Liquidity and Capital Resources

On April 20, 2020, the Company conducted an offering pursuant to Section 4(a)(2) and sold 3.100,000 securities.

On January 18, 2023, the Company conducted an offering pursuant to Regulation CF and raised $51,319.12.

On March 21, 2023, the Company conducted an offering pursuant to Regulation CF and raised $33,898.50.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Bombarda secured a business line of credit from First Horizon Bank and obtained a short-term loan of $10,000 from PayPal - Crescendo, personally guaranteed by James Papagno. In early 2024, the PayPal loan was fully repaid and closed. However, the balance of the First Horizon loan currently stands at $60,000. Additionally, James Papagno, through his entity Eagle Rock Capital LLC, injected $82,000 into additional working capital. Furthermore, James Papagno financed $58,872 in unsecured debt and provided a personal guarantee for this amount, resulting in a total debt of $200,872 in 2023. No other sources of capital were secured during 2023, apart from the CF Raise and the aforementioned new debts.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Vendor Payables Private loans listed under liabilities.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	James Papagno
Relationship to the Company	Director
Total amount of money involved	$150,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	Investment in the design of the brand and the bottle patent as well as initial operating capital to create the production run of the rum products.
Description of the transaction	Provided startup capital for the development of the brand-design etc.

Related Person/Entity	James Papagno through his entity Eagle Rock Capital LLC
Relationship to the Company	Director
Total amount of money involved	$200,872.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/James Papagno
(Signature)

James Papagno
(Name)

President, Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/James Papagno
(Signature)

James Papagno
(Name)

President and Founder
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Bombarda Rum USA Inc

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Income		
Discounts/ Refunds Given	-3,978.06	
Sales		
Canada		3,542.00
Europe	132,445.38	
Florida	156,112.33	162,339.11
Total Wine		31,464.96
Total Sales	**288,557.71**	**197,346.07**
Sales of Product Income		
Gifts		133.13
Total Sales of Product Income		**133.13**
Total Income	**$284,579.65**	**$197,479.20**
Cost of Goods Sold		
Cost of goods sold		
Cost of labor	55,802.46	19,281.50
Freight & Shipping	22,191.42	36,864.54
Liquor	83,591.90	
Capitana		1,851.12
Culverin		10,108.19
Drake Lost Barrel Blend		16,511.22
Falconet		7,337.10
Formidable		33,762.00
Revenge Spiced Rum		1,851.56
Total Liquor	**83,591.90**	**71,421.19**
Other Costs of Services	10,043.70	31,009.16
Packaging Supplies	0.00	29.96
Total Cost of goods sold	**171,629.48**	**158,606.35**
Total Cost of Goods Sold	**$171,629.48**	**$158,606.35**
GROSS PROFIT	**$112,950.17**	**$38,872.85**
Expenses		
Advertising & marketing	1,895.00	
Creative		2,000.00
Digital (Web, Social, E-Commerce)	10,311.55	5,388.00
Media	13,688.85	3,513.47
Product Samples		60.07
Promotion	36,227.70	78,366.71
Total Advertising & marketing	**62,123.10**	**89,328.25**
Auto	696.86	723.12
Parking & Tolls	109.62	147.02
Total Auto	**806.48**	**870.14**

Bombarda Rum USA Inc

Profit and Loss
January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Bank fees & service charges	1,953.86	1,771.43
Business licenses	206.75	945.00
Commissions & fees	21,356.86	37,704.74
Computer & IT Services	797.92	944.33
Consulting Fees	1,212.00	11,900.00
Dues & Subscriptions	2,545.72	
E-Commerce Services	2,806.00	2,480.48
Entertainment	9,213.33	4,515.16
Gifts	3,640.00	
Insurance		
Business insurance	161.53	
Liability insurance		2,244.41
Total Insurance	**161.53**	**2,244.41**
Interest paid	39,735.00	31,935.32
Legal & accounting services		
Accounting fees	400.00	4,500.00
Legal Fees	5,476.10	9,842.00
Total Legal & accounting services	**5,876.10**	**14,342.00**
Marketing		15,812.84
Meals	4,762.32	3,449.29
Merchant account fees	2,181.67	3,203.50
Miscellaneous Expenses	157.00	
Moving Expenses		285.10
Office expenses	7,073.32	6,639.27
Office supplies	3,016.44	1,314.32
Printing & photocopying	4,171.42	4,253.00
Total Office expenses	**14,261.18**	**12,206.59**
Payroll expenses		
Salaries & wages	28,523.11	
Taxes	2,354.87	0.00
Total Payroll expenses	**30,877.98**	**0.00**
Payroll Service Fees	1,005.00	514.00
Rent		
Equipment rental	488.06	
Total Rent	**488.06**	
Repairs & maintenance	339.58	
Storage	3,813.90	37,885.64
Tradeshow Expense	10,748.30	11,655.10

Bombarda Rum USA Inc

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Travel	26,222.65	23,432.44
Airfare		3,015.30
Hotels	3,104.87	3,163.67
Taxis or shared rides	360.79	
Vehicle rental		443.76
Total Travel	**29,688.31**	**30,055.17**
Utilities		
Internet & TV services	3,728.00	
Total Utilities	**3,728.00**	
Total Expenses	**$254,485.95**	**$314,048.49**
NET OPERATING INCOME	**$ -141,535.78**	**$ -275,175.64**
Other Income		
Other Income	181.86	76.51
Total Other Income	**$181.86**	**$76.51**
Other Expenses		
Amortization expenses	5,572.37	4,148.80
Depreciation	3,638.30	2,623.73
Total Other Expenses	**$9,210.67**	**$6,772.53**
NET OTHER INCOME	**$ -9,028.81**	**$ -6,696.02**
NET INCOME	**$ -150,564.59**	**$ -281,871.66**

Bombarda Rum USA Inc

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
First Horizon Checking #5968	16,100.20
First Horizon Checking #6003	38.34
Total Bank Accounts	**$16,138.54**
Accounts Receivable	
Accounts receivable (A/R)	73,835.00
Total Accounts Receivable	**$73,835.00**
Other Current Assets	
Inventory Asset	
Bottles	169,995.94
Capitana	12,240.00
Culverin	104,700.00
Drake	22,880.20
Falconet	181,742.40
Formidable	8,073.00
Maravilla	10,231.20
Packaging	68,032.59
Plunder	10,665.00
Revenge	16,472.40
Soverign	31,169.00
Total Inventory Asset	**636,201.73**
Payroll Tax Refunds	2,708.74
Total Other Current Assets	**$638,910.47**
Total Current Assets	**$728,884.01**
Fixed Assets	
Accumulated depreciation	-9,864.86
Bottle Moulds	27,283.01
Computers	9,100.00
Total Fixed Assets	**$26,518.15**
Other Assets	
Accumulated amortization	-11,722.51
Patents, copyrights, & franchises	3,000.00
Web Design	40,611.56
Total Other Assets	**$31,889.05**
TOTAL ASSETS	**$787,291.21**

Bombarda Rum USA Inc

Balance Sheet
As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	252,188.71
Accrued Interest	88,090.35
Total Accounts Payable	**$340,279.06**
Credit Cards	
First Horizon Line of Credit 5284	59,878.89
PayPal CC 6777	9,955.06
Total Credit Cards	**$69,833.95**
Other Current Liabilities	
Payroll Liabilities	
Federal Unemployment (940)	42.00
Total Payroll Liabilities	**42.00**
Total Other Current Liabilities	**$42.00**
Total Current Liabilities	**$410,155.01**
Long-Term Liabilities	
Loan Payable- Eagle Rock Capital LLC	126,150.70
Loan Payable- Steve Parnell	323,000.00
Total Long-Term Liabilities	**$449,150.70**
Total Liabilities	**$859,305.71**
Equity	
Paid-In Capital	387,500.00
Preferred stock	249,000.00
Retained Earnings	-557,949.91
Net Income	-150,564.59
Total Equity	**$ -72,014.50**
TOTAL LIABILITIES AND EQUITY	**$787,291.21**